SECURITIES AND EXCHANGE COMMISSION
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                        SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                 PRECOM TECHNOLOGY, INC.
                     COMMON STOCK
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                       740361 10 0
                     (CUSIP NUMBER)
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               2001 W. Main Street, Suite 208
                   Stamford, CT 06902
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                    August 28, 2000
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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      Greenwich New Venture Equity Fund, LLC
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): WC and PF
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization: Connecticut
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 0
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(8) Shared Voting Power: 8,585,600 (as of Filing Date and
                                    reporting Event)
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(9) Sole Dispositive Power: 0
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(10) Shared Dispositive Power: 8,585,600 (as of Filing Date
                                        and reporting Event)
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 8,585,600 (as of Filing Date and
                        reporting Event)
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
               44.7% (as of Filing Date and Reporting Event)
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(14) Type of Reporting Person: CO
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ITEM 1. SECURITY AND ISSUER.
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Precom Technology, Inc.
Common Stock, $.001 par value.
2001 W. Main Street, Suite 208
Stamford, CT 06902
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:         Nicholas Calapa, President
                  Bruce Keller, Vice President
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(b) Business Address:     2001 W. Main Street, Suite 208
                          Stamford, CT 06902
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(c) The Corporation is a consulting and investment banking
firm.
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(d) None.
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(e) None.
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(f) Citizenship. N/A
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, Greenwich New Venture Equity Fund, LLC
("Greenwich Equity"), acquired 1,000,000 common shares of
the Issuer on August 5, 1998 at a par value of $0.001 per share, for services rendered to the Issuer. On September 3, 1997, 1,940,000 common shares of the Issuer were issued to the Reporting Person at par value for services rendered to the Issuer. On September 7, 1999, Greenwich Equity
purchased 2,695,600 common shares of the Issuer at a
purchase price of $44,000.
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Greenwich Financial Group, an assumed name for Greenwich
Equity, acquired 750,000 common shares of the Issuer on October 1, 1997 at a par value of $0.001 per share, for services rendered to the Issuer. On August 5, 1998, 600,000 common shares of the Issuer were issued to the Reporting Person at par value for services rendered to the Issuer. On September 7, 1999, Greenwich Financial Group purchased 1,600,000 common shares of the Issuer at a purchase price of $26,000.
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ITEM 4. PURPOSE OF TRANSACTION.
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The acquisition by the Reporting Person is based on the
Issuer's status as a Reporting Company. On August 28, 2000, the Issuer filed a Form 8-K12G3 with the Securities and Exchange Commission, which became effective on August 28, 2000. As of that date, the Reporting Person held 8,585,600 shares of Common Stock of the Issuer, which represented
44.7% of the issued and outstanding shares of the Issuer.
As of January 4, 2001, the Reporting Person held 8,585,600 shares of Common Stock of the Issuer, which represented
44.7% of the issued and outstanding shares of the Issuer.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Greenwich Equity currently holds 8,585,600 of the issued and outstanding common shares of the Issuer, or 44.7% of the issued and outstanding shares.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Person has no contracts, arrangements,
understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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None
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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                         GREENWICH NEW VENTURE EQUITY
                         FUND, LLC
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Date: January 16, 2001    Signature: /s/ Nicholas Calapa
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                                 NICHOLAS CALAPA, President
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